[Letterhead of Ballard Spahr LLP]

March 25, 2010

By Electronic Filing

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:	Jeffrey P. Riedler
Laura Crotty

Re:	Novavax, Inc.
Registration Statement on Form S-3
Filed March 16, 2010
File No. 333-165496

Dear Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Novavax, Inc. (the “Registrant” or the “Company”) to the Staff’s comment letter dated March 23, 2010 regarding the Registrant’s Registration Statement on Form S-3 filed on March 16, 2009 (the “Form S-3”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Form S-3 filed March 16, 2010

Confidential Treatment Request

1.
We note that you have a pending confidential treatment request.  After any issues that arise during our examination of the request have been satisfied, we will consider a request for acceleration of the effective date of the registration statement.

RESPONSE:  The Registrant acknowledges that the Commission can not declare a registration statement effective while a confidential treatment request is outstanding, but thanks the Staff for its offer to consider a request for acceleration of the effective date of the Form S-3 once any issues arising from the confidential treatment request have been resolved.

Incorporation by Reference

1.
We note that the list of documents to be incorporated by reference into each prospectus does not incorporate by reference the Form 8-K (Item 5.02) filed by the company on March 17, 2010.  Please revise the list of documents to be incorporated by reference on pages 15 and A-30 of the Form S-3 to include this filing.

RESPONSE:  The Company will amend and restate the incorporation by reference section in each of the basic prospectus and sales agreement prospectus as follows:

“The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC prior to the completion of this offering will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed, provided however that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents that we are incorporating by reference are:

•	Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010;

•	Current Reports on Form 8-K filed on January 12, 2010, January 13, 2010, February 8, 2010, February 9, 2010, February 18, 2010, and March 17, 2010; and

•	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995.

We will furnish to you, on written or oral request, a copy of any or all of the documents that have been incorporated by reference, including exhibits to these documents. You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:

Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850
(240) 268-2000”

Sales Agreement Prospectus

Cover Page

2.
We note the following statement on the cover page of the sales agreement prospectus:  “In connection with the sale of common stock on our behalf, the sales agent may be deemed an ‘underwriter’ within the meaning of the Securities Act of 1933…”  Please revise the quoted statement to definitively identify the sales agent as an underwriter by substituting the phrase “will be” for the phrase “may be,” as we do consider the sales agent to be an underwriter within the meaning of the Act.

RESPONSE:  We will amend and restated the first sentence of the fifth paragraph of the cover of the sales agreement prospectus as follows:

“In connection with the sale of common stock on our behalf, the sales agent will be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales agent will be deemed to be underwriting commissions or discounts.”

In addition, the Company will also amend and restate the first sentence of the fifth paragraph in the section titled “Plan of Distribution” of the sales agreement prospectus as follows:

“In connection with the sale of our common stock contemplated in this prospectus, MLV will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation paid to MLV will be deemed to be underwriting commissions or discounts.”

If you have any questions or need any additional information, please feel free to call me at 215-864-8619.

Very truly yours,

/s/ Jennifer L. Miller
Jennifer L. Miller

JLM/

cc:	Fred W. Driscoll